EXHIBIT 99.a

Central Gold-Trust

Friday April 27, 2007

Central Gold-Trust (symbol: TSX – GTU.UN (Cdn.$) and GTU.U (U.S.$) AMEX – GTU (U.S.$)) has today released selected financial information in U.S. $  relating to results of operations for the three months ended March 31, 2007.

CENTRAL GOLD-TRUST

STATEMENT OF NET ASSETS

(expressed in U.S. dollars)

	March 31,	December 31,
	2007	2006
Net assets:
Gold at market	$81,333,707	78,131,980
Cash	28,466	69,281
Interest-bearing cash deposits	1,056,604	1,168,270
Prepaid expenses & other	33,736	12,240
	82,452,513	79,381,771
Accrued liabilities	(100,520)	(95,219)
Net assets representing Unitholders’ equity	$82,351,993	79,286,552

Represented by:
Capital: 3,277,500 units	$48,200,337	48,200,337
Retained earnings (inclusive of unrealized appreciation of investments)	34,151,656	31,086,215
	82,351,993	79,286,552
Net asset value per unit	$25.13	24.19

Net asset value per unit expressed in Canadian dollars	$28.97	28.19

Exchange rate: U.S. $1.00 = Cdn.	$1.1529	1.1653

The change in net assets as reported in U.S. dollars, which will occur from period to period, will primarily be a result of the changing market price of gold and the proportion of gold held by the Trust.

Net assets increased by $3,065,441, or 3.9%, during the quarter to a total of $82,351,993.  The increase in net assets was attributable to the increase in the price of gold during the period.

Box 10106, Meadowlands P.O., Ancaster, Ontario Canada L9K 1P3	Tel: (905) 304-GOLD(4653) Fax: (905) 648-4196
Courier Address: 55 Broad Leaf Crescent Ancaster, Ontario L9G 3P2	Website: www.gold-trust.com E-mail: info@gold-trust.com

CENTRAL GOLD-TRUST

STATEMENT OF INCOME

(expressed in U.S. dollars)

	Three months ended March 31,
	2007	2006
Income:
Interest	$12,796	14,099
Unrealized appreciation of investments	3,208,541	8,480,433
	3,221,337	8,494,532
Expenses:
Administration fees	65,228	57,361
Safekeeping, insurance and bank charges	19,269	16,664
Regulatory filing fees	19,391	13,596
Legal fees	18,235	13,063
Trustee fees and expenses	12,094	9,915
Audit fees	9,000	12,323
Unitholder information	5,066	4,931
Stock exchange fees	4,006	3,681
Registrar and transfer agent fees	3,036	3,050
Miscellaneous	512	13
Foreign currency exchange (gain) loss	59	(337)
Total expenses	155,896	134,260
Net income:
inclusive of unrealized appreciation of investments	3,065,441	8,360,272
Net income per unit:
inclusive of unrealized appreciation of investments	$0.94	2.55

The net income for the quarter ended March 31, 2007 amounted to $3,065,441 ($0.94 per unit) compared to net income of $8,360,272 ($2.55 per unit) for the same period in 2006, after deducting expenses of $155,896 (2006: $134,260).  Virtually all of the net income for the quarter represents the unrealized appreciation of investments, which is not distributable income, but is included in accordance with CICA Accounting Guideline 18.

The expenses of maintaining the Trust, as a percentage of the average of the month-end net assets remained unchanged at 0.19% for the three months ended March 31, 2007 when compared to the same period in 2006.  For the twelve months ended March 31, 2007, the expense ratio was 0.68% compared to 0.69% for the same period in 2006.

Central Gold-Trust is a passive, single purpose, self-governing trust, which invests primarily in long-term holdings of gold bullion and does not actively speculate with regard to short-term changes in gold prices.  At March 31, 2007, the units of Central Gold-Trust were 98.8% invested in unencumbered, allocated, segregated and insured gold bullion. Units may be purchased or sold on The Toronto Stock Exchange and the American Stock Exchange.

For further information, contact J.C. Stefan Spicer, President & CEO;

Email: info@gold-trust.com Website: www.gold-trust.com ; Telephone: 905-304-GOLD (4653).